Exhibit 99.1

1500 - 1055 West Georgia Street
Vancouver BC, V6E 4N7 Canada

Notice of
Annual General Meeting
of Shareholders
For Fiscal 2019

When:	On Monday, December 9, 2018 at 2:00 p.m. Pacific Standard Time.

Where:	At the offices of McMillan LLP, Royal Centre, Suite 1500 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Record Date:	The "Record Date" is October 28, 2019 and is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Agenda:	The purpose of this meeting (the “Meeting”) is to conduct the following business:

1.	To receive and consider our consolidated financial statements for the financial year ended June 30, 2019 and the auditor’s reports thereon;

2.	To vote to fix the number of members of the Company's board of directors (the "Board") at five (5) directors;

3.	To vote to elect the candidates proposed in the Circular to the Board;

4.

To vote to appoint Davidson & Company LLP, Chartered Professional Accountants, as our independent auditor to serve for the ensuing fiscal year until the next annual general meeting; and, authorize the Board to fix their remuneration;

Meeting Materials:	This "Notice" is mailed to shareholders with two of the following three documents enclosed:

1.

A "Circular", prepared by management that contains important information about the Meeting and the Agenda. It also provides particular details about each one of the matters to be considered and voted on at the Meeting. It also includes detailed information on who is entitled to vote and the issues to be voted on. Please read the Circular carefully before voting.

2.	EITHER, a “Form of Proxy”, for use by our registered shareholders in voting, is enclosed with this Notice;

3.	OR, a "Voting Instruction Forms" or "VIFs" for use by our non-registered or beneficial shareholders in voting, is enclosed with this Notice.

Please read the information and follow the instructions in the Circular and use either the Form of Proxy or the VIF to vote by following the instructions on each in order to conveniently vote in person or by proxy using mail, the internet, or a touch tone phone.

Your vote is important!

BY ORDER OF THE BOARD OF DIRECTORS,

//signed// “Richard L. McAdoo”

Richard L. McAdoo
Chairman of the Board
Vancouver, British Columbia
October 28, 2019